

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2021

Robert Rudelius
Chief Executive Officer
MedicaMetrix, Inc.
600 Suffolk Street, Suite 250
Lowell, MA 01854

> **Re: MedicaMetrix, Inc.**
> **Offering Statement on Form 1-A**
> **Filed September 14, 2021**
> **File No. 024-11639**

Dear Mr. Rudelius:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed September 14, 2021

Dilution, page 14

1. We note that your net tangible book value before after the offering assume that your current holders of Series A Preferred Stock and Series B Preferred Stock converted their holdings to common stock. We also see the conversion requirements disclosed on pages F-10 and F-11. If you believe all of the preferred stock will automatically convert upon the offering including via commitments from preferred shareholders, please revise the filing to clarify. If it is not certain the preferred stock will convert upon the IPO, revise your disclosures to include the conversion on a pro forma basis line item for each scenario and elsewhere in the filing as applicable.

Description of Capital Stock, page 38

2. We note that your amended and restated certificate of incorporation contains a forum selection provision that identifies the Court of Chancery of the State of Delaware as the

exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering statement to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Index to Exhibits, page 43

3. We note Section 4(f) of the form of subscription agreement. Since investors are entitled to rely on your offering circular to make an investment decision, this section appears to be inappropriate. Please revise.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at 202-551-5513635 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jamie Ostrow, Esq.